February 23, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Attention:	Ms. Christine Allen, Staff Accountant Mr. Scot Foley, Staff Attorney Ms. Suzanne Hayes, Branch Chief Mr. Jim Rosenberg, Senior Assistant Chief Accountant Ms. Lisa Vanjoske, Assistant Chief Accountant

Re:	Oncothyreon Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Definitive Proxy Statement on Schedule 14A File No. 001-33882
Ladies and Gentlemen:
     On behalf of Oncothyreon Inc. (the “Company”), we refer to the letter dated December 22, 2009 (the “Letter”), which sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the above-referenced filings. As discussed with the Staff during a telephone conversation with Mr. Scot Foley on February 23, 2010, we respectfully request an extension to the date of our response to Comment 6 in the Letter and intend to provide our response to Comment 6 in the Letter no later than March 8, 2010.

Securities and Exchange Commission
Division of Corporate Finance
February 23, 2010

     If you require additional information, please telephone the undersigned at (206) 801-2100.

Sincerely, ONCOTHYREON INC.
/s/ Robert L. Kirkman, M.D.
Robert L. Kirkman, M.D.
President and Chief Executive Officer

cc:	Shashi Karan
Oncothyreon Inc.

Patrick J. Schultheis
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Donald Heisler
Deloitte & Touche LLP